FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results 2003

Preliminary Announcement

of 2003 Annual Results

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	2003 £m	2002 £m	Increase £m	%
Total income	19,229	16,815	2,414	14%

Operating expenses*	8,389	7,669	720	9%

Operating profit before provisions*	8,645	7,796	849	11%

Profit before tax, goodwill amortisation and integration costs	7,151	6,451	700	11%

Profit before tax	6,159	4,763	1,396	29%

Cost:income ratio**	42.0%	44.0%

Basic earnings per ordinary share	79.0p	68.4p	10.6p	15%

Adjusted earnings per ordinary share	159.3p	144.1p	15.2p	11%

Dividends per ordinary share	50.3p	43.7p	6.6p	15%

*	excluding goodwill amortisation and integration costs.
**	the cost:income ratio is based on operating expenses excluding goodwill amortisation and integration costs, and after netting operating lease depreciation against rental income.

Sir George Mathewson, Chairman of The Royal Bank of Scotland Group plc, said:

“Our 2003 results demonstrate a consistency of performance matched by few major UK groups. We have again delivered a double-digit rise in profit before tax, a performance that has been matched in each of the last ten years, and a 15% increase in dividend - which is the same rate of increase as for each of the past 11 years. Income growth remains strong in all our businesses and key geographies - the UK, the US and Europe. December 2003 saw the final AVS payment to shareholders and together with the payment of ordinary dividend, we distributed £3 billion to shareholders in 2003.”

Fred Goodwin, Group Chief Executive, said:

“A recurring theme of our results in recent years has been the strength of organic growth within our businesses and our performance in 2003 continued that trend. It is our ability to maintain strong organic growth whilst making acquisitions that gives us additional options for future growth. Whilst the Churchill and First Active acquisitions are not in themselves transformational for the RBS Group, they are potentially transformational for both Direct Line and Ulster Bank; in the same way as the Mellon acquisition was for Citizens.

2003 saw the completion of all the elements of the NatWest acquisition, the originally expected revenue and cost benefits were exceeded and all the AVS payments made. I am particularly pleased that in 2003 we have maintained the momentum that has been evident in our results over the last three years. Since the acquisition of NatWest, the enlarged Group’s income has grown by £8.2 billion, operating profit by £3.8 billion and adjusted earnings per share by 103%.”

THE ROYAL BANK OF SCOTLAND GROUP plc

2003 HIGHLIGHTS

•	Profit before tax, goodwill amortisation and integration costs up £700 million, 11% to £7,151 million.

•	Profit before tax up 29% to £6,159 million.

•	Income up 14% to £19,229 million.

•	Operating expenses up 9% to £8,389 million.

•	Staff profit sharing of £189 million.

•	Customer growth in all divisions.

•	Average loans and advances to customers up 12%.

•	Average customer deposits up 8%.

•	Net interest margin consistent with the interim at 3.0%.

•	Further efficiency gains - cost:income ratio 42.0%, improved from 44.0%.

•	Credit quality remains strong and problem loan metrics continue to improve.

•	Basic earnings per share up 15%.

•	Adjusted earnings per share up 11%.

•	Total dividend 50.3p per ordinary share, up 15%.

•	Total distribution to shareholders (including AVS dividend) of £2,953 million.

•	Strong capital ratios, Tier 1 7.4%, Total capital 11.8%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

In 2003 we continued to focus on delivering strong organic growth and through acquisitions. Profit before tax, goodwill amortisation and integration costs increased by 11%, adjusted earnings per share by 11%, and dividend per share by 15%. Customer numbers rose across all of our divisions. Our cost:income ratio – a key measure of our efficiency – improved to 42.0%.

The combination of strong income growth, improved efficiency and a stable credit environment contributed to an increase in profit of £700 million, or 11%, to £7,151 million. All aspects of the NatWest integration were completed in the early part of 2003, with revenue benefits and cost synergies achieved significantly ahead of the original plan. As a result, costs associated with the integration and charged in arriving at profit before tax were much lower in 2003, which together with growth in operating profit resulted in an increase in profit before tax of 29% to £6,159 million.

In 2003 we have again demonstrated our ability to deliver strong organic growth and, at the same time, make acquisitions that strengthen our market position and increase our opportunity for future growth. During 2003 income across the Group grew by £2,414 million, an increase of 14%, the majority of which comes from organic growth. This growth has again been well spread across the Group.

It is a great tribute to our people that we have been able to continue to deliver strong growth in income and profit in a year that contained several adverse external factors, notably the cost of implementing the outcome of the Competition Commission inquiry into small business banking in the UK and the decline of the US dollar. Moreover, these results follow what was a very strong performance for us in 2002 and in the two years prior to that. Since 1999, our income has grown by £8,164 million, operating profit by £3,792 million, and adjusted earnings per share by 103%.

Diversity of business mix is a key contributor to the level of consistency in our performance and diversity of income type is also an important feature. Non-interest income, for example, now represents 57% of our total income as our fee earning and insurance businesses grow strongly, spread across a number of different business units and brands.

Volumes in our businesses that contribute net interest income have also been strong with loans and advances to customers increasing by 13% and deposits up 8%. As in the first half of the year, net interest margin was impacted by the Competition Commission inquiry following which we offered interest on current account balances for small businesses in the UK, affecting net interest income in our Retail and Corporate Banking businesses. In addition, the low interest rate environment reduced income earned from, in particular, non-interest paying deposits.

The second half of 2003, however, saw net interest margin slightly above the anticipated level, assisted by the increase in the UK interest rates in November. As a result, we were able to maintain net interest margin at 3.0%, which other than the 3.1% reported in 2002 and 2001, represents the same level that has been achieved by the Group for the last eight years.

Operating efficiency improved further in 2003, leading to a cost:income ratio of 42.0% (2002 – 44.0%) even after costs associated with the first part of a programme of initiatives that will improve efficiency across the Group. We are confident that these initiatives will improve the operating efficiency of our businesses in 2004 and again in 2005.

Credit metrics indicate continued strong credit quality and ratios relating to risk elements in lending and potential problem loans continue to improve. Risk elements in lending represent 2.01% of loans and advances to customers compared with 2.14% at 31 December 2002. Risk elements in lending and potential problem loans saw a reduction of 5% from the position reported at 31 December 2002. The charge for provisions for 2003 amounted to £1,494 million with lower growth in the year on year charge in the second half of the year. Provision coverage of risk elements in lending and potential problem loans increased from 65% at December 2002 to 68% at December 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Internal capital generation remains extremely strong such that even after payment of the final AVS dividend in December 2003, a mechanism that has returned some £2.7 billion to shareholders over the last three years, we ended 2003 in a strong position with tier 1 capital at 7.4% and total capital at 11.8%.

REVIEW OF DIVISIONS

Corporate Banking and Financial Markets (“CBFM”) increased its income by 11% and contribution by 11% to £3,620 million (2002 - £3,261 million). CBFM continues to see good growth in traditional commercial banking and financial market products. In addition, we are now seeing the benefit of investment over recent years in our debt capital markets capability and the expansion of our franchise in Europe and the United States.

Loan growth remained strong and lending margins were maintained. Demand for large corporate borrowing remains subdued as a consequence of continued low levels of corporate investment spend and increased bond market issuance. CBFM has been well positioned to benefit from the increased bond issuance by corporates and has achieved significantly improved standings in the Sterling and Euro capital market league tables.

Customer demand for other financial market products, principally interest and currency rate protection and securitisation, was also strong. As previously reported, the first half performance was particularly good given the unusually high levels of demand for mortgage backed securities in the US. Dealing revenues in the second half were up 10% on the prior year period, in line with the growth in income for the division as a whole.

Retail Banking achieved strong volume growth across all personal product areas and small business banking. Total customers in the year increased by 3%. Average non-mortgage lending increased by 9%, average mortgages increased by 12% and average deposit balances increased by 6%. Both income and contribution were reduced in the year by the outcome of the Competition Commission inquiry into SME banking, which has the largest impact on the Retail Banking division, and by the effect of lower interest rates on income from deposits. Despite these significant negative factors, the division increased its income by 5% and contribution by 4% to £3,126 million (2002 - £3,019 million).

Retail Direct increased its income by 15% and contribution by 25% to £873 million (2002 – £701 million). Retail Direct increased its customer accounts in the UK by 1.2 million, while expanding balances and fee income associated with these accounts. In July 2003, the credit card and personal loans portfolios of Santander Direkt Bank were acquired, which added over 460,000 customer accounts in Germany. On 3 February 2004 we announced the acquisition of the credit card business of People’s Bank in the United States which will extend our credit card capability in the UK and Europe to the large and important US market.

Manufacturing costs increased by 6% to £1,875 million (2002 – £1,762 million). Business as usual operating costs increased by around 3% despite the division supporting double digit volume and income growth across the Group, demonstrating again the efficiency of the manufacturing model that the Group has adopted. In addition, a specific improvement programme commenced during 2003 which has a short term impact on, in particular, technology costs but which will lead to improved efficiency for the Group as a whole through the elimination of duplicated activities and streamlining internal and customer facing processes.

Wealth Management’s income declined by 3% and contribution declined by 4% to £438 million (2002 – £454 million) reflecting difficult stock market conditions, particularly in the first half of the year. In the second half, improved market conditions led to growth in both income and profit over the same period last year. In November 2003, Coutts completed the acquisition of Bank von Ernst which significantly enhances our position in private banking in Switzerland.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

RBS Insurance (formerly Direct Line Group) increased its income by 52% and contribution by 32% to £468 million (2002 – £355 million) with continued strong growth in the Direct Line businesses in the UK and Europe together with the contribution from Churchill which was acquired on 1 September 2003. As a result, RBS Insurance now has 19.3 million policyholders in the United Kingdom and 1.4 million in Continental Europe and is now the second largest general insurer in the UK.

Ulster Bank increased its income by 12% and its contribution by 12% to £273 million (2002 – £244 million). This performance has been driven by strong volume growth. The number of customers increased by 36,000 in the year. In January 2004, we completed the acquisition of First Active plc, which will significantly expand Ulster Bank’s customer base and range of products, and creates major positions in key markets in the Republic of Ireland.

Citizens increased its US dollar income by 16% and contribution by 22% to $1,401 million (2002 – $1,151 million) with very strong customer volumes more than offsetting the impact of lower interest rates on deposits and investment margins. In sterling terms, Citizens contribution grew 12% to £857 million (2002 - £766 million). The number of personal customers increased by 376,000 and business customers by 36,000 due to growth through both traditional branches and supermarket branches, and through acquisitions. Citizens completed the acquisition of Commonwealth Bancorp, Inc Pennsylvania in January 2003, Port Financial Corp., Massachusetts in July 2003 and Community Bancorp, Inc., Massachusetts in October 2003. In September 2003, Citizens announced the acquisition of Thistle Group Holdings, Co., the holding company for Roxborough Manayunk Bank, Pennsylvania which was completed in January 2004.

Acquisitions

We announced eight acquisitions during 2003. Some of these concentrated on product areas where we saw considerable scope for both growth and efficiency improvement. In two instances they resulted in a transformational advance for the relevant divisions. The acquisition of Churchill completed in September 2003 made RBS Insurance the UK’s second largest general insurer. The purchase of First Active plc by Ulster Bank Group, completed in January 2004, has greatly strengthened our presence in financial services across Ireland. Other acquisitions reinforced the geographic reach of the Group in Europe and the US, our two key regions outside the UK. Citizens announced three more acquisitions, making it the 13th largest commercial banking organisation by deposits in the US, while the purchase of the credit card and personal loans portfolios of Santander Direkt in Germany expanded our European consumer finance operation. Coutts moved into the top ten banks in international wealth management with the acquisition of Bank von Ernst in Switzerland.

Our customers

It has been particularly pleasing to see, again, good growth in customer numbers across all of our businesses. We are especially proud of the large numbers of awards our businesses have won this year for both products and service. Customer service remains a key focus for the Group. We have retained many of the successful cross-business teams established during the NatWest integration. With the skills we built up during the process, they have now turned their attention to improving our service to customers and our efficiency. We have invested in branch telephony staff and systems and are now the only bank in the UK to allow our customers to call their local branch directly. We are therefore able to offer our customers the choice between contacting their branch, communicating via the internet or speaking to one of our customer service advisors who, although not necessarily in their local branch, will be based at a location close to the communities that we serve.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Our people

Our people have delivered everything that has been asked of them and more, particularly during the integration of NatWest, and we are committed to retaining their trust and loyalty. We are also committed to meeting our people’s development needs and are complementing the extensive range of training that is available with new and enhanced leadership programmes. We believe our staff are the key to our success and that they should share in the success they have helped to create and we have again set the staff profit share at 10% of basic salaries. As a result of growing volumes across our businesses, we have increased our staff numbers again this year.

Our shareholders

Our strategy is to continue to deliver superior sustainable returns for our shareholders and the scale, strength and diversity of our business provides a strong platform for this. Our underlying capital generation continues to be strong and is sufficient to support the organic growth of our existing businesses and to make acquisitions of the size and type as those we announced in the last twelve months. We are committed to managing our capital base and therefore in the event that suitable acquisition opportunities do not arise we fully intend to return surplus capital to shareholders.

Outlook

The three main economies in which we operate, the UK, US and Europe are better positioned than for some time. This along with the fundamental strength of our businesses and our focus on efficiency gives us the confidence that we can maintain superior growth for the benefit of shareholders, staff and the communities in which we operate.

Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Profit before tax, goodwill amortisation and integration costs increased by 11% or £700 million, from £6,451 million to £7,151 million.

Profit before tax was up 29%, from £4,763 million to £6,159 million.

Total income

The Group achieved strong growth in income during 2003. Total income was up 14% or £2,414 million to £19,229 million. Non-interest income now accounts for 57% of total income. Excluding acquisitions, total income rose by 10%.

Net interest income increased by 6% to £8,301 million and represents 43% of total income (2002 - 47%). Average loans and advances to customers and average customer deposits grew by 12% and 8% respectively. The benefit of this growth has more than offset the impact on net interest income of the Competition Commission inquiry into SME banking in the UK and the lower interest rate environment in the UK and the US which have reduced income earned from deposits and investments.

Non-interest income increased by 22% to £10,928 million and represents 57% of total income (2002 - 53%). Fees receivable were up 8% with good growth in lending, transmission and card related fees reflecting higher volumes. General insurance premium income grew strongly, reflecting volume growth in both motor and home insurance products, and the acquisition of Churchill. In addition, volumes in financial markets were up strongly in both the UK and the US reflecting growth in customer-driven activity in interest rate protection, mortgage securitisation and foreign exchange. Income from rental assets grew by 17% to £1,088 million, reflecting the growth in operating leases and investment properties.

Net interest margin

The Group’s net interest margin at 3.0% was, in line with the first half, down from 3.1% in 2002 due to a reduced benefit from interest-free funds arising from the lower interest rate environment, and the outcome of the Competition Commission inquiry into SME banking.

Operating expenses

Operating expenses, excluding goodwill amortisation and integration costs, rose by 9% to £8,389 million. Excluding acquisitions, operating expenses were up 7% or £521 million in support of higher business volumes and 10% income growth.

Cost:income ratio

The strong growth in income together with tight cost management resulted in a further improvement in the Group’s ratio of operating expenses (excluding goodwill amortisation and integration costs and after netting operating lease depreciation against rental income) to total income, to 42.0% from 44.0%. Excluding the effect of acquisitions, the cost:income ratio improved to 42.5%.

Net insurance claims

General insurance claims, after reinsurance, increased by 63% to £2,195 million. Excluding Churchill, the increase was 29%, consistent with volume growth in the component parts of the insurance division.

Provisions

The profit and loss charge for bad debts and amounts written off fixed asset investments was £1,494 million compared with £1,345 million in 2002. The profit and loss charge is in line with the growth in loans and advances.

THE ROYAL BANK OF SCOTLAND GROUP plc

Financial Review (continued)

Credit quality

There has been no material change during the year in the distribution by grade of the Group’s total risk assets.

The ratio of risk elements in lending to gross loans and advances to customers at 2.01% at 31 December 2003 showed an improving trend (31 December 2002 - 2.14%).

Risk elements in lending and potential problem loans represented 2.24% of gross loans and advances to customers compared with 2.66% at 31 December 2002.

Integration

Integration costs in the year were £229 million, of which, £143 million related to the final elements of the NatWest integration and £86 million related to other acquisitions, including Citizens’ acquisitions and Churchill.

All integration initiatives in relation to NatWest have been implemented. The programme benefits, comprising £890 million annual revenue benefits and £1,440 million annual cost savings, were fully implemented less than three years after the acquisition of NatWest. Total costs for the integration programme were £2.3 billion. Since 6 March 2000 the integration initiatives have contributed a cumulative £5.6 billion to the Group.

Earnings and dividends

Basic earnings per ordinary share increased by 15%, from 68.4p to 79.0p. Earnings per ordinary share, adjusted for goodwill amortisation, integration costs and the dividend on Additional Value Shares (“AVS”), increased by 11%, from 144.1p to 159.3p.

The final dividend of 55p per share amounting to £1.5 billion was paid on 1 December 2003 to the holders of the AVS issued in connection with the acquisition of NatWest. A total of £1 per AVS amounting to £2.7 billion in aggregate has been paid over three years to shareholders in accordance with the original schedule.

A final dividend of 35.7p per ordinary share is recommended, making a total for the year of 50.3p per share, an increase of 15%. If approved, the final dividend will be paid on 4 June 2004 to shareholders registered on 12 March 2004. The total dividend is covered 3.1 times by earnings before goodwill amortisation, integration costs and the AVS dividend.

Balance sheet

Total assets were £455 billion at 31 December 2003, 11% higher than total assets of £412 billion at 31 December 2002.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased by 13% or £27 billion to £228 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 8% or £16 billion to £210 billion.

Capital ratios at 31 December 2003 were 7.4% (tier 1) and 11.8% (total), against 7.3% (tier 1) and 11.7% (total) at 31 December 2002.

Profitability

The adjusted after-tax return on ordinary equity was 18.7% compared with 17.6% for 2002. This is based on profit attributable to ordinary shareholders before goodwill amortisation and integration costs, and average ordinary equity.

THE ROYAL BANK OF SCOTLAND GROUP plc

Financial Review (continued)

Acquisitions

In January 2003, Citizens completed the acquisition of Pennsylvania-based commercial bank, Commonwealth Bancorp, Inc. for a cash consideration of US$450 million.

In April 2003, Citizens announced the acquisition of Port Financial Corp., the holding company of the Massachusetts savings bank, CambridgePort Bank for a cash consideration of US$285 million. This transaction was completed on 31 July 2003.

In May 2003, RBS announced the acquisition of Nordisk Renting AB, a Swedish leasing company, for a cash consideration of €104 million. This transaction was completed on 2 June 2003.

In May 2003, RBS announced the acquisition of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank for a cash consideration of €486 million. This transaction was completed on 31 July 2003.

In June 2003, RBS announced the acquisition of Churchill Insurance Group PLC for a cash consideration of £1.1 billion. This transaction was completed on 1 September 2003.

In July 2003, Citizens announced the acquisition of Community Bancorp, Inc., the holding company for Community National Bank, for a cash consideration of US$116 million. This transaction was completed on 31 October 2003.

In September 2003, Citizens announced the acquisition of Thistle Group Holdings, Co., the holding company for Roxborough Manayunk Bank, for a cash consideration of US$136 million. This transaction was completed on 5 January 2004.

In October 2003, Coutts Bank (Switzerland) Limited announced the acquisition of a Swiss private bank, Bank von Ernst & Cie AG, for a cash consideration of Swiss Francs 500 million. This transaction was completed on 28 November 2003.

In October 2003, RBS announced that it had agreed terms for a recommended acquisition of First Active plc, for a cash consideration of €887 million. This transaction was completed on 5 January 2004.

On 3 February 2004, RBS announced that it had agreed terms with People’s Bank of Connecticut to purchase their credit card portfolio. This transaction is subject to regulatory approval and is expected to complete by the end of March 2004.

Disposals

In May 2003, RBS announced the sale of the Miami-based Latin American private banking operations of Coutts Group to Santander Central Hispano. The cash consideration was US$81 million. This transaction was completed on 31 July 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2003

In the profit and loss account set out below goodwill amortisation and integration costs are shown separately. In the statutory profit and loss account on page 28, these items are included in the captions prescribed by the Companies Act 1985.

	2003 £m	2002 £m
Net interest income	8,301	7,849

Non-interest income (excluding general insurance)	7,867	7,072
General insurance net premium income	3,061	1,894

Non-interest income	10,928	8,966

Total income	19,229	16,815
Operating expenses	8,389	7,669

Profit before other operating charges	10,840	9,146
General insurance net claims	2,195	1,350

Operating profit before provisions	8,645	7,796
Provisions	1,494	1,345

Profit before tax, goodwill amortisation and integration costs	7,151	6,451
Goodwill amortisation	763	731
Integration costs	229	957

Profit before tax	6,159	4,763
Tax	1,910	1,556

Profit after tax	4,249	3,207
Minority interests (including non-equity)	210	133
Preference dividends	261	305

	3,778	2,769
Additional Value Shares dividend	1,463	798

Profit attributable to ordinary shareholders	2,315	1,971
Ordinary dividends	1,490	1,267

Retained profit	825	704

Basic earnings per ordinary share (Note 4)	79.0p	68.4p

Adjusted earnings per ordinary share (Note 4)	159.3p	144.1p

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	2003 £m	2002 £m
Corporate Banking and Financial Markets*	3,620	3,261
Retail Banking	3,126	3,019
Retail Direct	873	701
Manufacturing*	(1,875)	(1,762)
Wealth Management*	438	454
RBS Insurance	468	355
Ulster Bank	273	244
Citizens	857	766
Central items	(629)	(587)

Profit before goodwill amortisation and integration costs	7,151	6,451

*	the prior year has been restated to reflect the transfer in 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

	2003 £m	2002 (restated*) £m
Net interest income excluding funding costs of rental assets	2,653	2,631
Funding cost of rental assets	(329)	(282)

Net interest income	2,324	2,349

Fees and commissions receivable	1,537	1,394
Fees and commissions payable	(220)	(157)
Dealing profits (before associated direct costs)	1,661	1,338
Income on rental assets	1,088	931
Other operating income	307	197

Non-interest income	4,373	3,703

Total income	6,697	6,052

Direct expenses
- staff costs	1,410	1,230
- other	394	375
- operating lease depreciation	518	461

	2,322	2,066

Contribution before provisions	4,375	3,986
Provisions	755	725

Contribution	3,620	3,261

*	the prior year has been restated following the transfer of certain activities to Manufacturing.

	£bn	£bn
Total assets**	219.0	203.4
Loans and advances to customers** – gross
- banking book	99.3	92.1
- trading book	5.0	3.6
Rental assets	10.1	7.0
Customer deposits**	68.6	62.2
Weighted risk assets – banking	140.0	125.2
– trading	12.6	11.3

**	excluding repos and reverse repos

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services and structured financing to medium and large businesses in the UK and a growing provider of debt financing and risk management solutions to large businesses in Europe and North America. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and acquisition finance, trade finance, leasing and factoring. Treasury and capital markets products are provided through Financial Markets, which is a leading provider of debt, foreign exchange and derivatives products. In June 2003, CBFM completed the acquisition of Nordisk Renting AB, a Swedish leasing company.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS (continued)

Contribution increased by 11% or £359 million to £3,620 million. As well as in the UK, the division also achieved good growth in Europe and North America.

Total income was up 11% or £645 million to £6,697 million with strong growth across all business areas.

Average loans and advances to customers of the banking business increased by 9% or £7.5 billion to £94.3 billion. Lending margin was maintained. Average customer deposits within the banking businesses increased by 7% or £4.1 billion to £61.0 billion; however, the lower interest rate environment adversely affected deposit margins as it reduced the benefit of interest free funds. Net interest income was further impacted by the effect of implementing from 1 January 2003 the pricing remedies agreed following the Competition Commission inquiry into SME banking and by lower money market income, due to less favourable market conditions.

The asset rental business comprising operating leases and investment properties, grew strongly. Average rental assets increased to £8.1 billion and net income after deducting funding costs and operating lease depreciation increased by 28%, £53 million to £241 million.

Fees receivable rose by £143 million, 10% to £1,537 million due to growth in fees related to lending and from the expansion and success of capital markets activities. Fees payable including brokerage were up £63 million to £220 million due to higher volumes in Financial Markets.

Dealing profits which is income before associated direct costs from our role in servicing customer demand for interest and currency rate protection and mortgage backed securitisation rose by 24% to £1,661 million providing incremental profit contribution of some £170 million. There has been steady growth in underlying customer volumes in all product areas. While first half performance was particularly strong given the unusually high levels of demand for mortgage backed securities in the United States, dealing revenues in the second half were up 10% on the prior year period, in line with the growth in income for the division as a whole.

Other operating income was up £110 million, 56% to £307 million partially due to the full year effect of the inclusion of Dixon Motors’ gross profit.

Direct expenses increased by 12% or £256 million to £2,322 million. Excluding the effect of the acquisition of Nordisk Renting and Dixon Motors and operating lease depreciation, operating expenses were up 10%, £161 million. This was due to performance related costs associated with the strong growth in trading revenues, expansion in all business areas and continued investment in capital market activities and in the growing overseas franchise.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £755 million, an increase of £30 million. The charge in the second half of the year was £351 million, 13% lower than the first half. The increase in provisions of 4% over last year was less than the growth in lending of 9%, reflecting an improvement in credit quality and the economic environment during 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING

	2003 £m	2002 £m
Net interest income	2,951	2,840
Non-interest income	1,452	1,353

Total income	4,403	4,193
Direct expenses
- staff costs	777	707
- other	227	254

	1,004	961

Contribution before provisions	3,399	3,232
Provisions	273	213

Contribution	3,126	3,019

	£bn	£bn
Total banking assets	63.8	57.4
Loans and advances to customers - gross
- mortgages	36.6	32.1
- other	25.2	23.5
Customer deposits	66.3	61.7
Weighted risk assets	42.9	38.8

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets through a network of branches, telephone, ATM’s and the internet.

The division achieved strong volume growth across all personal product areas - current accounts, mortgages and loans and savings. Despite lower interest rates and the adverse effect of the pricing remedies agreed following the Competition Commission inquiry into SME banking which were implemented from 1 January 2003, income increased by 5% or £210 million to £4,403 million, and contribution by 4% or £107 million to £3,126 million.

Net interest income rose by 4% or £111 million to £2,951 million, reflecting the continued strong growth in customer advances and deposits which was partially offset by the implementation of the Competition Commission pricing remedies and the impact of a lower interest rate environment. Excluding the effect of the Competition Commission the increase was 8%. Average loans to customers, excluding mortgages, grew by 9% or £1.9 billion to £23.7 billion. Average mortgage lending grew by 12% or £3.6 billion to £33.7 billion. Average customer deposits increased by 6% or £3.7 billion to £60.9 billion.

Non-interest income rose by 7% or £99 million to £1,452 million. This reflected further growth in the customer base and a 15% growth in general insurance income to £301 million. Embedded value profits of the life assurance business increased by 14%, or £7 million to £57 million.

Direct expenses increased by 4% or £43 million to £1,004 million. Staff expenses increased 10% or £70 million to £777 million reflecting further investment in customer facing staff.

Other expenses decreased 11% or £27 million to £227 million, as a result of our rigorous approach to management of non-staff costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING (continued)

The charge for provisions for bad debts increased by £60 million to £273 million. The overall quality of the loan portfolio remains stable and the increased charge reflects growth in lending over recent years particularly in NatWest since its acquisition.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

	2003 £m	2002 £m
Net interest income	849	749
Non-interest income	986	841

Total income	1,835	1,590
Direct expenses
- staff costs	211	190
- other	454	418

	665	608

Contribution before provisions	1,170	982
Provisions	297	281

Contribution	873	701

	£bn	£bn
Total assets	21.9	19.4
Loans and advances to customers - gross
- mortgages	8.2	7.0
- other	13.8	12.4
Customer deposits	4.4	4.4
Weighted risk assets	16.8	14.4

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes: Tesco Personal Finance (“TPF”), The One account, Direct Line Financial Services (“DLFS”), Lombard Direct, WorldPay Limited, the Group’s internet banking platform, the Primeline brand, and in Europe, the Comfort Card businesses, all of them offering products to customers through direct channels. In July 2003, Retail Direct completed the purchase of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank.

Contribution increased by 25% or £172 million to £873 million.

Total income was up 15% or £245 million to £1,835 million, reflecting continued strong growth in supermarket banking (TPF), mortgages and cards. Net interest income was up 13% or £100 million to £849 million. Average lending rose by 15% to £20.3 billion of which average mortgage lending was 20% higher at £7.6 billion mainly in The One account. Average customer deposits were up 5% to £4.4 billion. During 2003, the total number of customer accounts increased by 1.7 million.

Non-interest income was up 17% or £145 million to £986 million. There was good growth in insurance and ATM income resulting from increased volumes, particularly in TPF and in the Cards Business.

Direct expenses increased by 9% or 7% excluding acquisitions, and other expenses increased by £36 million, 9% (7% excluding acquisitions), with increased processing and operational costs in support of the higher business levels.

The charge for provisions for bad debts increased by £16 million or 6% to £297 million, reflecting growth in lending volumes offset by higher recoveries. The indicators of credit quality remain stable.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	2003 £m	2002 (restated*) £m
Staff costs	625	536
Other costs	1,250	1,226

Total manufacturing costs	1,875	1,762

Analysis:
Group Technology**	651	613
Group Purchasing and Property Operations**	636	585
Customer Support and other operations	588	564

Total manufacturing costs	1,875	1,762

*	the prior year has been restated following the transfer of certain activities from Corporate Banking and Financial Markets and Wealth Management.
**	the prior year has also been restated to reflect the transfer of certain business units within Manufacturing.

Manufacturing supports the customer facing businesses, mainly Corporate Banking and Financial Markets, Retail Banking, Retail Direct and Wealth Management, and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large scale and complex change.

The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group’s UK banking operations. These costs reflect activities, which are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing’s costs increased by 6% or £113 million, to £1,875 million.

Group Technology costs have increased by 6% or £38 million to £651 million. This reflects business as usual cost growth and a specific improvement programme, the majority of the cost of which will be borne by Group Technology. This is already providing benefits across the Group and further investment opportunities have been identified which will lead to further efficiency benefits across the Group in 2004 and again in 2005.

The cost base of Group Purchasing and Property Operations rose by 9% or £51 million to £636 million, largely as a result of the continuing upgrade of the property portfolio in major UK centres to support the Group’s core business.

Customer Support and other operations costs were £588 million, 4% or £24 million higher than the previous year. This reflects further expansion of business operations with increased expenditure in customer support areas of Lending, Telephony, Payments and Security. In telephony, the Royal Bank of Scotland customer service proposition has been introduced to NatWest customers who can now choose between speaking to their local branch, to a customer service officer or using the automated telephone service.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

	2003 £m	2002 (restated*) £m
Net interest income	465	460
Non-interest income	414	447

Total income	879	907
Expenses
- staff costs	275	301
- other	157	163

	432	464

Contribution before provisions	447	443
Provisions for bad and doubtful debts	(9)	11

Contribution	438	454

	£bn	£bn
Total assets	15.2	13.4
Investment management assets - excluding deposits	27.3	20.5
Customer deposits	29.3	29.1
Weighted risk assets	9.1	8.4

*	the prior year has been restated following the transfer of certain activities to Manufacturing.

Wealth Management comprises Coutts Group, Adam & Company, The Royal Bank of Scotland International, The Royal Bank of Scotland Private Banking, NatWest Offshore and NatWest Private Banking. Following the sale in September 2002 of a 50% interest, NatWest Stockbrokers now operates as a 50:50 joint venture with TD Waterhouse. The Miami-based private banking operations of Coutts Group were sold to Santander Central Hispano in July 2003, and in November 2003, Coutts Group completed the acquisition of Bank von Ernst, one of Switzerland’s most respected private banks.

Contribution was £438 million, £16 million or 4% lower than 2002. Excluding the acquisition and disposals, income was up 1%, with contribution before provisions up 4%. The charge for provisions for bad and doubtful debts was £9 million compared with a net release of £11 million in 2002.

Total income was down by 3% or £28 million to £879 million.

Net interest income increased by 1% or £5 million to £465 million. The benefit from growth in lending volumes was partly negated by the effect of lower interest rates which also caused a tightening of deposit margins.

Non-interest income declined by 7% or £33 million to £414 million. Excluding the acquisition and disposals the decrease was 1%. This reflects the impact of lower equity markets adversely affecting fees and commissions.

Investment management assets increased by £6.8 billion or 33% to £27.3 billion principally due to the acquisition of Bank von Ernst in the year.

Expenses were down by 7% or £32 million to £432 million reflecting tight cost control in difficult market conditions and the 7% reduction in staff numbers since 31 December 2002.

Provisions for bad and doubtful debts were £9 million compared with a net release of £11 million in 2002.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (formerly Direct Line)

	2003 £m	2002 £m
Earned premiums	3,565	2,383
Reinsurers’ share	(504)	(489)

Insurance premium income	3,061	1,894
Net fees and commissions	(99)	65
Other income	283	180

Total income	3,245	2,139

Expenses
- staff costs	241	178
- other	341	256

	582	434

Gross claims	2,644	1,693
Reinsurers’ share	(449)	(343)

Net claims	2,195	1,350

Contribution	468	355

In-force policies (000)
- motor: UK	8,086	4,668
- motor: International	1,541	1,224
- home: UK	5,154	1,587

Combined operating ratio - UK (%)	91.6	89.4
Gross insurance reserves - total	6,582	3,002

RBS Insurance sells and underwrites retail, commercial and wholesale insurance on the telephone, the internet, and through brokers. The Retail Divisions of Direct Line and Churchill sell general insurance and motor breakdown services direct to the customer. The Partnership Division is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany, Italy and Japan. The Intermediary and Broker Division sells general insurance products through its network of brokers. In September 2003, RBS completed the acquisition of Churchill Insurance Group PLC.

Contribution increased by 32% or £113 million to £468 million. Excluding Churchill, contribution increased by 26% or £92 million.

Total income was up 52% or £1,106 million to £3,245 million. Excluding Churchill, total income grew by 25% or £525 million.

After reinsurance, insurance premium income was up 62% or £1,167 million to £3,061 million. Excluding Churchill, insurance premium income (net of reinsurance) grew by 26% or £487 million. The number of UK in-force motor insurance policies increased by 3.4 million of which 3.1 million was from Churchill, while the number of UK in-force home insurance policies increased by 3.6 million including 3.4 million from Churchill. The number of international in-force motor policies increased by 317,000 during the year.

Other income net of commissions payable was down from £245 million to £184 million. Excluding Churchill, which included £148 million commissions payable to brokers and intermediaries, other income was up 16% or £38 million due to higher investment income, embedded value profits and share of associates profits.

Expenses increased by 34% or £148 million to £582 million. Excluding Churchill, expenses increased by 9% or £40 million. Staff numbers, excluding Churchill, increased by 4% (400) to support growth in business volumes, particularly in the partnership business.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Net claims, after reinsurance, increased by 63% or £845 million to £2,195 million. Excluding Churchill, net claims increased by 29% or £393 million.

UK Combined Operating ratio was 91.6%. Excluding Churchill, the UK ratio improved from 89.4% to 89.2%.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	2003 £m	2002 £m
Net interest income	396	339
Non-interest income	185	181

Total income	581	520
Expenses
- staff costs	164	145
- other	112	109

	276	254

Contribution before provisions	305	266
Provisions	32	22

Contribution	273	244

	£bn	£bn
Total assets	15.6	12.7
Loans and advances to customers - gross	11.6	9.1
Customer deposits	9.7	8.8
Weighted risk assets	11.0	9.0

Average exchange rate - €/£	1.445	1.591
Spot exchange rate - €/£	1.416	1.536

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. In October 2003 Ulster Bank disposed of its stockbroking business, and in January 2004, it completed the acquisition of First Active plc.

Contribution increased by 12% or £29 million to £273 million driven by strong volume growth in both loan and deposit products. The number of customers increased in 2003 by 36,000.

Total income increased by 12% or £61 million to £581 million reflecting the strong volume growth, in particular residential mortgages.

Net interest income rose by 17% or £57 million to £396 million, reflecting strong growth in both average customer lending and deposits which increased by 26% or £2.1 billion, to £10.1 billion and by 13% or £1.0 billion, to £8.9 billion respectively.

Non-interest income increased by £4 million to £185 million. Strong growth in lending, transmission and card fee income was partially offset by lower dealing profits. Uncertainty in equity markets adversely affected brokerage fees in the stockbroking business which was sold in October 2003.

Expenses increased by 9% or £22 million to £276 million. This reflected the annual pay award and the additional costs to support increased business volumes.

The charge for provisions for bad debts was up £10 million to £32 million reflecting growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	2003 £m	2002 £m
Net interest income	1,310	1,248
Non-interest income	514	468

Total income	1,824	1,716
Expenses
- staff costs	505	485
- other	374	370

	879	855

Contribution before provisions	945	861
Provisions	88	95

Contribution	857	766

	$bn	$bn
Total assets	76.8	61.1
Loans and advances to customers - gross	43.5	31.4
Customer deposits	62.8	51.1
Weighted risk assets	50.8	38.8

Average exchange rate - US$/£	1.635	1.503
Spot exchange rate - US$/£	1.786	1.613

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware and New Jersey. Citizens is the thirteenth largest commercial banking organisation in the US based on deposits. In 2003, Citizens completed the acquisitions of Commonwealth Bancorp, Inc. of Pennsylvania in January, Port Financial Corp., the holding company for CambridgePort Bank, a Massachusetts savings bank, in July and Community Bancorp, Inc., Massachusetts, the holding company for Community National Bank, in October. In September, Citizens announced the acquisition of Thistle Group Holdings, Co. the holding company of Roxborough Manayunk Bank, which was completed in January 2004.

Contribution which increased by 12% or £91 million to £857 million was diminished by the weakening of the US dollar in relation to sterling. In US dollar terms, contribution increased by 22% or $250 million to $1,401 million.

Total income was up 16% or $406 million to $2,984 million.

Net interest income increased by 14% or $268 million to $2,143 million. Excluding the acquisitions, net interest income was up 9% or $164 million (£100 million), reflecting strong organic growth in personal loans and deposits. Excluding the acquisitions, average loans were up 29% or $8.0 billion and average deposits were up 20% or $9.1 billion. The benefit of this growth was reduced by a narrowing interest margin due to reductions in US interest rates.

Non-interest income rose by 20% or $138 million to $841 million. Excluding the acquisitions, non-interest income was up 16% or $115 million (£70 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Expenses increased by 12% or $153 million to $1,438 million. Excluding the acquisitions, expenses increased by 8% or $102 million (£62 million), to support higher business volumes and expansion of Citizens’ supermarket banking programme.

Provisions were up $3 million from $142 million to $145 million. Excluding the acquisitions, provisions were $2 million (£1 million), or 1%, lower than 2002. Credit quality metrics remain strong and total non-performing loans were 0.40% of total loans and advances at 31 December 2003 compared with 0.57% at the end of 2002.

In 2003, Citizens increased its personal customer base by 376,000 accounts and its business customers by 36,000 due to growth through both traditional and supermarket branches, and the acquisition of Commonwealth Bancorp, Inc., Port Financial Corp. and Community Bancorp, Inc.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	2003 £m	2002 £m
Funding costs	215	215
Departmental and corporate costs	414	372

Total Central items	629	587

The Centre comprises group and corporate functions, such as capital raising, finance and human resources, which manage capital requirements and provide services to the operating divisions.

Total Central items increased by £42 million to £629 million.

Funding costs at £215 million, were unchanged. Increased income from higher shareholders’ funds was offset by the funding costs associated with the acquisition of Churchill in September 2003 and the £1.5 billion AVS dividend paid in December 2003.

Central departmental costs and other corporate items at £414 million were £42 million or 11% higher than 2002. This is partly due to staff costs and other costs relating to certain departments such as Customer Relations which have been centralised and additional resources devoted to Group wide projects such as preparations for the implementation of Basle II and International Accounting Standards.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	2003			2002
	Average balance £m	Interest £m	Rate %	Average Balance £m	Interest £m	Rate %
Assets

Treasury and other eligible bills
UK	1,378	48	3.5	910	24	2.6
Overseas	64	1	1.6	351	6	1.7

Loans and advances to banks
UK	13,724	459	3.3	13,439	532	4.0
Overseas	9,559	212	2.2	9,811	304	3.1

Loans and advances to customers
UK	168,390	9,519	5.7	154,202	9,141	5.9
Overseas	44,862	2,240	5.0	35,759	1,963	5.5

Debt securities
UK	23,810	754	3.2	17,950	675	3.8
Overseas	17,927	765	4.3	18,188	916	5.0

Interest-earning assets - banking business
UK	207,302	10,780	5.2	186,501	10,372	5.6
Overseas	72,412	3,218	4.4	64,109	3,189	5.0

	279,714	13,998	5.0	250,610	13,561	5.4

- trading business	96,648			78,380

Total interest-earning assets	376,362			328,990
Non-interest-earning assets	67,026			65,898

Total assets	443,388			394,888

Percentage of assets applicable to Overseas operations	32.4%			32.0%

Liabilities

Deposits by banks
UK	28,220	703	2.5	21,090	544	2.6
Overseas	9,565	218	2.3	9,058	215	2.4

Customer accounts
UK	133,002	3,009	2.3	120,522	3,067	2.5
Overseas	42,118	704	1.7	36,281	790	2.2

Debt securities in issue
UK	29,977	914	3.0	24,154	965	4.0
Overseas	9,630	119	1.2	8,693	209	2.4

Loan capital
UK	15,342	534	3.5	13,154	640	4.9
Overseas	154	16	10.4	166	17	10.2
Internal funding of trading business	(22,909)	(520)	2.3	(21,430)	(735)	3.4

Interest-bearing liabilities - banking business
UK	185,283	4,663	2.5	158,791	4,507	2.9
Overseas	59,816	1,034	1.7	52,897	1,205	2.3

	245,099	5,697	2.3	211,688	5,712	2.7

- trading business	93,466			75,059

Total interest-bearing liabilities	338,565			286,747
Non-interest-bearing liabilities
- demand deposits	24,919			28,249
- other liabilities	51,793			52,600
Shareholders’ funds	28,111			27,292

Total liabilities and shareholders’ funds	443,388			394,888

Percentage of liabilities applicable to Overseas operations	30.7%			30.4%

The analysis between UK and Overseas has been compiled on the basis of location of office. Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

	2003 Average Rate %	2002 Average Rate %
The Group’s base rate	3.7	4.0

London inter-bank three month offered rates:
Sterling	3.7	4.1
Eurodollar	1.2	1.8
Euro	2.3	3.3

Yields, spreads and margins of the banking business:
Gross yield
Group	5.0	5.4
UK	5.2	5.6
Overseas	4.4	5.0

Interest spread
Group	2.7	2.7
UK	2.7	2.7
Overseas	2.7	2.7

Net interest margin
Group	3.0	3.1
UK	3.0	3.1
Overseas	3.0	3.1

	2003%	2002%
Gross yield on interest-earning assets of banking business	5.0	5.4
Cost of interest-bearing liabilities of banking business	(2.3)	(2.7)

Interest spread of banking business	2.7	2.7
Benefit from interest-free funds	0.3	0.4

Net interest margin of banking business	3.0	3.1

Group

Interest spread for the Group as a whole was unchanged at 2.7%.

Interest-free balances fell partly due to the outcome of the Competition Commission inquiry into SME banking. This, together with the lower interest rate environment contributed to the reduction in the benefit of interest-free funds from 0.4% to 0.3% giving a decline in net interest margin from 3.1% to 3.0%.

UK

Interest spread remained unchanged at 2.7% with product margins remaining stable despite growth in the relatively lower margin mortgage business. The reduced benefit of interest-free funds due to the rate and volume impact described above resulted in the decrease in net interest margin from 3.1% to 3.0%.

Overseas

Interest spread was unchanged at 2.7%. Although asset spreads have tightened in US, this was offset by overall mix and volume improvements elsewhere. Lower interest rates led to a reduction in the benefit from interest-free funds, resulting in the decline in net interest margin from 3.1% to 3.0%.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2003

In the consolidated profit and loss account set out below, goodwill amortisation and integration costs are included in the captions prescribed by the Companies Act 1985.

	2003 £m	2002 £m
Net interest income	8,301	7,849

Non-interest income (excluding general insurance)	7,867	7,072
General insurance net premium income	3,061	1,894

Non-interest income	10,928	8,966

Total income	19,229	16,815

Administrative expenses	7,699	7,731
Depreciation and amortisation
- tangible fixed assets	919	895
- goodwill	763	731

Operating expenses*	9,381	9,357

Profit before other operating charges	9,848	7,458
General insurance net claims	2,195	1,350

Operating profit before provisions	7,653	6,108
Provisions	1,494	1,345

Profit on ordinary activities before tax	6,159	4,763
Tax on profit on ordinary activities	1,910	1,556

Profit on ordinary activities after tax	4,249	3,207
Minority interests (including non-equity)	210	133

Profit after minority interests	4,039	3,074
Preference dividends	261	305

	3,778	2,769
Additional Value Shares dividend	1,463	798

Profit attributable to ordinary shareholders	2,315	1,971
Ordinary dividends	1,490	1,267

Retained profit	825	704

Basic earnings per ordinary share (Note 4)	79.0p	68.4p

Adjusted earnings per ordinary share (Note 4)	159.3p	144.1p

Diluted earnings per ordinary share (Note 4)	78.4p	67.4p

* Integration costs included in operating expenses comprise:

	2003 £m	2002 £m
Administrative expenses	229	955
Depreciation	—	2

	229	957

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2003

	2003 £m	2002 £m
Assets
Cash and balances at central banks	3,822	3,481
Items in the course of collection from other banks	2,501	2,741
Treasury bills and other eligible bills	4,846	11,459
Loans and advances to banks	51,891	44,296
Loans and advances to customers	252,531	223,324
Debt securities	79,949	67,042
Equity shares	2,300	1,886
Interests in associated undertakings	106	94
Intangible fixed assets	13,131	12,697
Tangible fixed assets	13,927	10,485
Settlement balances	2,857	4,102
Other assets	18,436	16,929
Prepayments and accrued income	5,421	4,353

	451,718	402,889
Long-term assurance assets attributable to policyholders	3,557	9,111

Total assets	455,275	412,000

Liabilities
Deposits by banks	67,323	54,720
Items in the course of transmission to other banks	958	1,258
Customer accounts	236,963	219,161
Debt securities in issue	41,016	33,938
Settlement balances and short positions	21,369	19,412
Other liabilities	20,584	20,754
Accruals and deferred income	13,173	8,626
Provisions for liabilities and charges	2,522	2,164
Subordinated liabilities	16,998	13,965
Minority interests
- equity	(11)	(11)
- non-equity	2,724	1,850
Shareholders’ funds
- equity	25,176	23,545
- non-equity	2,923	3,507

	451,718	402,889
Long-term assurance liabilities attributable to policyholders	3,557	9,111

Total liabilities	455,275	412,000

Memorandum items
Contingent liabilities and commitments	154,557	144,180

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET

Total assets of £455.3 billion at 31 December 2003 were up £43.3 billion, 11%, compared with 31 December 2002, reflecting business growth.

Treasury bills and other eligible bills decreased by £6.6 billion, 58%, to £4.8 billion, reflecting liquidity management.

Loans and advances to banks rose £7.6 billion, 17%, to £51.9 billion. Growth in bank placings, up £1.7 billion, 7% to £25.4 billion, and reverse repurchase agreements and stock borrowing (“reverse repos”), up £5.9 billion, 29%, to £26.5 billion, were due in part to a switch from treasury bills and other eligible bills.

Loans and advances to customers were up £29.2 billion, 13%, to £252.5 billion. Within this, reverse repos increased by 10%, £2.1 billion to £24.1 billion. Excluding reverse repos, lending increased by £27.1 billion, 13% to £228.4 billion with growth in all divisions.

Debt securities increased by £12.9 billion, 19%, to £79.9 billion, principally due to increased holdings in Financial Markets together with growth in Wealth Management’s investment portfolio of investment grade asset-backed securities, Citizens’ portfolio of US government and agency securities and the acquisition of Churchill.

Equity shares rose £0.4 billion, 22% to £2.3 billion largely to support an increase in Financial Markets equity derivatives business.

Intangible fixed assets increased by £0.4 billion, 3% to £13.1 billion. Goodwill arising on the acquisitions made during the year amounted to £1.5 billion, principally in respect of Churchill, £0.8 billion and Citizens’ acquisitions, £0.4 billion. This was partially offset by goodwill amortisation, £0.8 billion and the adverse effect of exchange rate movements, £0.3 billion.

Tangible fixed assets were up £3.4 billion, 33% to £13.9 billion, primarily due to growth in operating lease assets, up £1.1 billion, 20% to £6.4 billion, and the acquisition of various investment properties.

Other assets rose by £1.5 billion, 9% to £18.4 billion, mainly due to growth in the mark-to-market value of trading derivatives.

Long-term assurance assets and liabilities declined £5.6 billion, 61% to £3.6 billion, resulting from the transfer of the pension managed fund business of NatWest Life to another third party life company.

Deposits by banks increased by £12.6 billion, 23% to £67.3 billion to fund business growth, with repurchase agreements and stock lending (“repos”) up £6.9 billion, 35%, to £27.0 billion and inter-bank deposits up £5.7 billion, 16% to £40.3 billion.

Customer accounts were up £17.8 billion, 8% at £237.0 billion. Within this, repos were up £2.0 billion, 8% to £27.0 billion. Excluding repos, deposits rose by £15.8 billion, 8%, to £210.0 billion with growth mainly in CBFM, £6.4 billion, Retail Banking, £4.6 billion, Citizens, £3.2 billion and Ulster Bank £0.9 billion. In $ terms, Citizens grew US$11.7 billion, 23%, of which, US$3.2 billion related to acquisitions.

Debt securities in issue were up £7.1 billion, 21%, at £41.0 billion primarily to meet the Group’s funding requirements.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were up £3.0 billion, 22% to £17.0 billion. This reflected the issue of £1.6 billion (€2,250 million) euro denominated and £0.7 billion (US$1,100 million) US$ denominated dated loan capital, and £1.1 billion sterling denominated and £0.5 billion (US$850 million) US$ denominated, undated loan capital. This was partially offset by the £0.4 billion (US$500 million and £40 million) redemption of dated loan capital and the effect of exchange rate movements, £0.5 billion.

Minority interests increased by £0.9 billion, 48%, to £2.7 billion, mainly reflecting the issues by subsidiaries of the Group of US$850 million (£0.5 billion) Series I non-cumulative trust preferred securities in May 2003 and US$650 million (£0.4 billion) Series II non-cumulative trust preferred securities in December 2003.

Shareholders’ funds rose £1.0 billion, 4% to £28.1 billion principally due to retentions of £0.8 billion and the issue of £0.8 billion of equity shares in respect of scrip dividends and the exercise of share options, partly offset by the redemption of £0.4 billion non-equity preference shares in January 2003 and the adverse effect of exchange rate movements on share premium account, £0.2 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Profit attributable to ordinary shareholders	2,315	1,971
Currency translation adjustments and other movements	43	36
Revaluation of premises	(69)	(33)

Total recognised gains in the year	2,289	1,974
Prior year adjustment arising from the implementation of Financial Reporting Standard 19 ‘Deferred Tax’	—	(117)

Total recognised gains	2,289	1,857

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS’ FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Profit attributable to ordinary shareholders	2,315	1,971
Ordinary dividends	(1,490)	(1,267)

Retained profit for the year	825	704
Issue of ordinary shares	775	560
Redemption of preference shares	(364)	(600)
Goodwill previously written off to reserves	40	—
Other recognised gains and losses	(26)	3
Currency translation adjustment on share premium account	(203)	(283)

Net increase in shareholders’ funds	1,047	384
Opening shareholders’ funds	27,052	26,668

Closing shareholders’ funds	28,099	27,052

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Net cash inflow from operating activities (note 11)	19,708	13,737

Dividends received from associated undertakings	9	1

Returns on investments and servicing of finance
Preference dividends paid	(269)	(317)
Additional Value Shares dividend paid	(1,463)	(798)
Dividends paid to minority shareholders in subsidiary undertakings	(130)	(112)
Interest paid on subordinated liabilities	(557)	(674)

Net cash outflow from returns on investments and servicing of finance	(2,419)	(1,901)

Taxation
UK tax paid	(933)	(833)
Overseas tax paid	(521)	(274)

Net cash outflow from taxation	(1,454)	(1,107)

Capital expenditure and financial investment
Purchase of investment securities	(44,861)	(32,701)
Sale and maturity of investment securities	41,805	26,072
Purchase of tangible fixed assets	(5,017)	(3,367)
Sale of tangible fixed assets	1,108	811

Net cash outflow from capital expenditure and financial investment	(6,965)	(9,185)

Acquisitions and disposals
Purchases of businesses and subsidiary
undertakings (net of cash acquired)	(1,748)	(308)
Investment in associated undertakings	(2)	(2)
Sale of subsidiary and associated undertakings (net of cash sold)	179	29

Net cash outflow from acquisitions and disposals	(1,571)	(281)

Ordinary equity dividends paid	(772)	(729)

Net cash inflow before financing	6,536	535

Financing
Proceeds from issue of ordinary share capital	184	85
Proceeds from issue of trust preferred securities	883	1,242
Redemption of preference share capital	(364)	(600)
Issue of subordinated liabilities	3,817	2,157
Repayment of subordinated liabilities	(336)	(202)
(Decrease)/increase in minority interests	(56)	29

Net cash inflow from financing	4,128	2,711

Increase in cash	10,664	3,246

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 93 to 95 of the 2002 Report and Accounts.

2.	Provisions for bad and doubtful debts

Operating profit is stated after charging provisions for bad and doubtful debts of £1,461 million (2002 - £1,286 million) and amounts written off fixed asset investments of £33 million (2002 - £59 million). The balance sheet provisions for bad and doubtful debts increased in the year to 31 December 2003 from £3,927 million to £3,929 million, and the movements thereon were:

	Specific £m	General £m	2003 Total £m	2002 Total £m
At 1 January	3,330	597	3,927	3,653
Currency translation and other adjustments	(23)	(39)	(62)	(62)
Acquisitions	44	6	50	23
Amounts written off	(1,519)	—	(1,519)	(1,036)
Recoveries of amounts previously written off	72	—	72	63
Charge to profit and loss account	1,459	2	1,461	1,286

At 31 December	3,363	566	3,929	3,927

3.	Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	2003 £m	2002 £m
Tax on profit before goodwill amortisation and integration costs	2,012	1,863
Tax relief on goodwill amortisation and integration costs	(102)	(307)

	1,910	1,556

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	2003 £m	2002 £m
Expected tax charge	1,848	1,429
Goodwill amortisation	203	190
Non-deductible items	106	111
Non-taxable items	(111)	(70)
Other	(24)	(33)
Adjustments in respect of prior periods	(112)	(71)

Actual tax charge	1,910	1,556

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Earnings per share

Earnings per share have been calculated based on the following:

	2003 £m	2002 £m
Earnings
Profit attributable to ordinary shareholders	2,315	1,971

	Number of shares - millions
Weighted average number of ordinary shares
In issue during the year	2,931	2,881
Effect of dilutive share options and convertible non-equity shares	22	43

Diluted weighted average number of ordinary shares during the year	2,953	2,924

Basic earnings per share	79.0p	68.4p
AVS dividend	49.9p	27.7p

	128.9p	96.1p
Goodwill amortisation	25.0p	24.2p
Integration costs	5.4p	23.8p

Adjusted earnings per share	159.3p	144.1p

Diluted earnings per share	78.4p	67.4p

5.	Ordinary dividend

The directors have recommended a final dividend of 35.7p per share on the ordinary shares which, when added to the interim dividend of 14.6p per share, makes a total of 50.3p per share (2002 - 43.7p per share). Subject to approval by shareholders at the annual general meeting, the final dividend will be paid on 4 June 2004 to shareholders registered on 12 March 2004. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

6.	Additional Value Shares

The final dividend of 55p per share on the AVS was paid on 1 December 2003, in accordance with the original schedule. A total of £1 per AVS amounting to £2.7 billion in aggregate has been paid to shareholders.

7.	Analysis of repurchase agreements

	2003 £m	2002 £m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	26,522	20,578
Loans and advances to customers	24,069	21,941

Repurchase agreements and stock lending
Deposits by banks	27,044	20,097
Customer accounts	27,021	25,060

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

8.	Contingent liabilities and commitments

	2003 £m	2002 £m

Contingent liabilities
Acceptances and endorsements	595	2,407
Guarantees and assets pledged as collateral security	8,787	5,200
Other contingent liabilities	5,482	7,981

	14,864	15,588

Commitments
Documentary credits and other short-term trade related transactions	605	655
Undrawn formal standby facilities, credit lines and other commitments to lend	137,251	127,429
Other commitments	1,837	508

	139,693	128,592

Total contingent liabilities and commitments	154,557	144,180

9.	Derivatives

Replacement cost of over-the-counter contracts (trading and non-trading)

The following table shows the gross replacement cost, which is the sum of the fair values, of all over-the-counter contracts with third parties (trading and non-trading) with positive value. This measure makes no allowance for netting arrangements.

	2003 £m	2002 £m
Exchange rate contracts	28,163	17,262
Interest rate contracts	54,974	64,083
Credit derivatives	272	377
Equity and commodity contracts	1,020	810

	84,429	82,532

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Derivatives (continued)

Derivatives held for trading purposes

The table below shows the notional principal amounts of trading instruments entered into with third parties.

	2003 £bn	2002 £bn
Exchange rate contracts	1,144.7	899.0
Interest rate contracts	5,307.8	3,900.4
Credit derivatives	28.5	22.0
Equity and commodity contracts	34.1	23.5

The table below shows the fair values (which, after netting, are the balance sheet values) of trading instruments entered into with third parties.

	2003 Fair value		2002 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Exchange rate contracts	28,102	29,564	17,217	18,625
Interest rate contracts	54,266	54,212	63,695	64,281
Credit derivatives	273	155	377	139
Equity and commodity contracts	924	720	733	496

	83,565	84,651	82,022	83,541
Netting	(69,478)	(69,478)	(68,812)	(68,812)

	14,087	15,173	13,210	14,729

Derivatives held for purposes other than trading

The Group uses derivatives to manage specific interest rate positions relating to assets and liabilities and to hedge foreign currency exposures. The Group establishes non-trading derivative positions with third parties and through intra-company and intra-Group transactions with the Group’s independent trading operations. The table below shows the notional principal amounts of the Group’s non-trading derivatives (third party and internal).

	2003 £bn	2002 £bn
Exchange rate contracts	26.5	14.1
Interest rate contracts	135.1	112.2
Credit derivatives	1.0	1.5
Equity and commodity contracts	1.7	2.2

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of consolidated shareholders’ funds

	2003 £m	2002 £m
Called-up share capital
At beginning of year	754	893
Shares issued during the year	15	11
Preference shares redeemed during the year	—	(150)

At end of year	769	754

Share premium account
At beginning of year	7,608	7,465
Currency translation adjustments	(203)	(283)
Shares issued during the year	760	685
Preference shares redeemed during the year	—	(268)
Other movements	10	9

At end of year	8,175	7,608

Merger reserve
At beginning of year	11,455	12,029
Transfer to profit and loss account	(574)	(574)

At end of year	10,881	11,455

Revaluation reserve
At beginning of year	80	113
Revaluation of premises	(69)	(33)
Transfer to profit and loss account	(4)	—

At end of year	7	80

Other reserves
At beginning of year	387	212
Redemption of preference shares	—	150
Transfer of increase in value of long-term assurance business	32	25

At end of year	419	387

Profit and loss account
At beginning of year	6,768	5,956
Currency translation adjustments and other movements	33	27
Retention for the year	825	704
Employee share option payments	—	(136)
Redemption of preference shares	(364)	(332)
Goodwill previously written off	40	—
Transfer from merger reserve	574	574
Transfer from revaluation reserve	4	—
Transfer of increase in value of long-term assurance business	(32)	(25)

At end of year	7,848	6,768

Closing shareholders’ funds	28,099	27,052

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Analysis of net cash inflow from operating activities

	2003 £m	2002 £m
Net cash inflow from trading activities	9,028	7,459
Increase in loans and advances to banks and customers	(23,343)	(35,426)
Increase in deposits by banks and customers	26,857	33,895
(Increase)/decrease in securities	(9,871)	1,799
Increase in debt securities in issue	7,078	3,269
Increase in settlement balances and short positions	3,202	482
Increase in other assets and liabilities	6,757	2,259

Net cash inflow from operating activities	19,708	13,737

12.	Litigation

In December 2003, members of the Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss, if any, in these matters. The Group continues to co-operate fully with the appropriate authorities.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed the actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

13.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2003 will be filed with the Registrar of Companies following the company’s annual general meeting. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

14.	Form 20-F

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL ANALYSIS OF INCOME, EXPENSES AND PROVISIONS

	2003 £m	2002 £m
Non-interest income

Dividend income	58	58

Fees and commissions receivable	5,755	5,308
Fees and commissions payable - banking	(1,099)	(930)
- insurance related	(238)	(35)

Net fees and commissions	4,418	4,343

Foreign exchange	540	447
Securities	798	662
Interest rate derivatives	455	353

Dealing profits	1,793	1,462

Income on rental assets	1,088	931
Embedded value profits	73	61
Other	437	217

Other operating income	1,598	1,209

Non-interest income (excluding general insurance premiums)	7,867	7,072
General insurance net premium income	3,061	1,894

Total non-interest income	10,928	8,966

Staff costs - wages, salaries and other staff costs	3,997	4,001
- social security costs	248	239
- pension costs	273	232
Premises and equipment	1,073	1,006
Other	2,108	2,253

Administrative expenses *	7,699	7,731

* Integration costs included in administrative expenses comprise:
Staff costs	125	530
Premises and equipment costs	31	127
Other administrative costs	73	298

	229	955

Provisions for bad and doubtful debts	1,461	1,286
Amounts written off fixed asset investments	33	59

Provisions	1,494	1,345

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	2003 £m	2002 £m
Central and local government	2,100	2,385
Finance	38,936	34,079
Individuals - home	61,960	49,986
Individuals - other	35,027	30,021
Other commercial and industrial comprising:
Manufacturing	12,769	14,715
Construction	5,839	5,152
Service industries and business activities	50,772	48,155
Agriculture, forestry and fishing	3,081	3,026
Property	31,629	26,593
Finance leases and instalment credit	14,340	13,132

Loans and advances to customers – gross	256,453	227,244
Provisions for bad and doubtful debts	(3,922)	(3,920)

Total loans and advances to customers	252,531	223,324

Reverse repurchase agreements included in the analysis above:

Central and local government	1,079	1,000
Finance	22,883	20,941
Service industries and business activities	107	—

Total	24,069	21,941

Loans and advances to customers excluding reverse repurchase agreements - net	228,462	201,383

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Cross border outstandings

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £455.9 billion (2002- £414.4 billion). None of these countries have experienced repayment difficulties which have required refinancing of outstanding debt.

	2003 £m	2002 £m
Germany	15,073	10,464
US	14,618	11,658
France	7,524	5,971
Netherlands	6,830	6,318
Cayman Islands	6,666	6,897
Japan	4,141	3,156
Spain	3,421	*
Italy	*	3,867

*	less than 0.75% of Group total assets (including acceptances).

Selected country exposures

The table below details exposures to countries that are sometimes considered as having a higher credit and foreign exchange risk.

	2003			2002
	Bank £m	Non-bank £m	Total £m	Bank £m	Non-bank £m	Total £m
Argentina	26	4	30	30	15	45
Brazil	15	2	17	—	14	14
Turkey	5	65	70	25	65	90
Venezuela	—	87	87	—	115	115

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	2003 £m	2002 £m
Loans accounted for on a non-accrual basis (2):
Domestic	3,221	3,077
Foreign	1,211	1,098

	4,432	4,175

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
Domestic	561	363
Foreign	81	129

	642	492

Loans not included above which are ‘troubled debt restructurings’ as defined by the SEC:
Domestic	53	144
Foreign	30	60

	83	204

Total risk elements in lending	5,157	4,871

Potential problem loans (4)
Domestic	492	639
Foreign	99	544

	591	1,183

Closing provisions for bad and doubtful debts as a % of total risk elements in lending	76%	81%

Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	68%	65%

Risk elements in lending as a % of gross loans and advances to customers	2.01%	2.14%

Notes:

1.	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2.	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
3.	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
4.	Loans that are current as to payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts

	2003 Specific £m	2003 General £m	2002 Specific £m	2002 General £m
Provisions at beginning of year
Domestic	2,232	349	2,123	344
Foreign	1,098	248	916	270

	3,330	597	3,039	614

Currency translation and other adjustments
Domestic	(2)	—	11	(15)
Foreign	(21)	(39)	(56)	(2)

	(23)	(39)	(45)	(17)

Acquisitions
Domestic	—	—	11	—
Foreign	44	6	12	—

	44	6	23	—

Amounts written-off
Domestic	(1,097)	—	(743)	—
Foreign	(422)	—	(293)	—

	(1,519)	—	(1,036)	—

Recoveries of amounts written-off in previous periods
Domestic	38	—	37	—
Foreign	34	—	26	—

	72	—	63	—

Charged to profit and loss account
Domestic	926	6	793	20
Foreign	533	(4)	493	(20)

	1,459	2	1,286	—

Provisions at end of year (2)
Domestic	2,097	355	2,232	349
Foreign	1,266	211	1,098	248

	3,363	566	3,330	597

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts (continued)

	2003 £m	2002 £m
Gross loans and advances to customers
Domestic	167,377	145,274
Foreign	89,076	81,970

	256,453	227,244

Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	1.46%	1.78%
Foreign	1.65%	1.63%
Total	1.53%	1.72%

Customer charge against profit as a % of gross loans and advances to customers
Domestic	0.56%	0.56%
Foreign	0.59%	0.58%
Total	0.57%	0.57%

Notes:

1.	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2.	Includes closing provisions against loans and advances to banks of £7 million (2002 - £7 million).
3.	Closing customer provisions exclude provisions against loans and advances to banks.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the trading and treasury VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

	At 31 December £m	Year to 31 December
		Maximum £m	Minimum £m	Average £m
Trading
2003	7.4	14.2	5.6	9.4
2002	8.4	11.8	5.6	9.1

Treasury
2003	8.1	11.0	5.6	8.3
2002	6.5	6.7	3.5	4.4

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

	2003	2002
Capital base (£m)
Ordinary shareholders’ funds and minority interests	13,235	11,169
Preference shares and tax deductible securities	6,164	5,986

Tier 1 capital	19,399	17,155
Tier 2 capital	16,439	13,271

	35,838	30,426
Less: investments in insurance companies, associated undertakings and other supervisory deductions	(4,618)	(3,146)

	31,220	27,280

Weighted risk assets (£m)
Banking book
- on-balance sheet	214,400	193,800
- off-balance sheet	36,400	28,700
Trading book	12,900	11,500

	263,700	234,000

Risk asset ratio
- tier 1	7.4%	7.3%
- total	11.8%	11.7%

Share price	£16.46	£14.88

Number of shares in issue	2,963m	2,901m

Market capitalisation	£48.8bn	£43.2bn

Net asset value per ordinary share	£8.50	£8.12

Employee numbers
Corporate Banking and Financial Markets*	15,900	16,900
Retail Banking	30,700	30,100
Retail Direct	7,300	7,000
Manufacturing*	21,800	21,900
Wealth Management*	5,600	6,000
RBS Insurance	19,400	10,500
Ulster Bank	4,400	4,400
Citizens	14,100	13,300
Centre	1,700	1,700

Group total	120,900	111,800

Acquisitions in the year ended 31 December 2003	9,700

Underlying	111,200

*	the prior year has been restated to reflect the transfer in 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS

Reconciliation between UK and US GAAP

The following tables summarise the significant adjustments which would result from the application of US generally accepted accounting principles (‘US GAAP’) instead of UK GAAP.

	2003 £m	2002 £m
Consolidated statement of income

Profit attributable to ordinary shareholders - UK GAAP	2,315	1,971
Amortisation of goodwill	721	681
Pension costs	(369)	(58)
Securities, derivatives and hedging	281	770
Software capitalisation	(300)	283
Others (net)	(258)	(198)
Taxation	174	(341)

Net income available for ordinary shareholders - US GAAP	2,564	3,108

	2003 £m	2002 £m
Consolidated shareholders’ equity

Shareholders funds - UK GAAP	28,099	27,052
Goodwill	2,222	1,541
Proposed dividend	1,059	899
Recognition of pension scheme minimum liability	—	(3,568)
Perpetual regulatory tier one securities	678	751
Software development costs	660	960
Pension costs	(27)	342
Taxation	(166)	518
Others (net)	(182)	433

Shareholders equity - US GAAP	32,343	28,928

Total assets

Total assets under US GAAP, which include acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the affect of adjustments made to net income and shareholders’ equity were £488 billion (2002 - £431 billion).

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Chairman’s statement’, ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTACTS

Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2033

Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1916
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1915
07796 274968

18 February 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09/03/04

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat